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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                             ORION FINANCIAL, LTD.
                    ----------------------------------------
                                (Name of Issuer)

                            No Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68627L 10 3
                                ----------------
                                 (CUSIP Number)

                     Dean H. Boedeker, 80 North Hoyt Street
                         Denver, CO 80226 (303) 238-0937
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 16, 1996
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 5 pages

                                  SCHEDULE 13D

  CUSIP No. 68627L 10 3
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William J. White
      S.S. No.: ###-##-####
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      N/A
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   472,250 shares (includes 400,000 shares underlying
  BENEFICIALLY             presently exercisable option)
  OWNED BY              ----------------------------------------------------
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON                ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          472,250 shares (includes 400,000 shares underlying
                          presently exercisable option)
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       472,250 shares (includes 400,000 shares underlying presently exercisable option)
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       9.4%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 2 of 5 pages

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the no par value common stock of Orion Financial, Ltd., a Colorado corporation ("Issuer"). The name and address of the issuer of such securities is:

          Orion Financial, Ltd.
          80 North Hoyt Street
          Denver, Colorado 80226

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Name:                    William J. White

     (b)  Address of Principal
          Business and
          Principal Office:        1401 Seventeenth Street, Suite 1300
                                   Denver, Colorado 80202

     (c)  Present Principal
          Occupation:              Director of the Issuer

     (d) I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) During the last five years, I have not been a party to any civil proceedings before any judicial or administrative body of competent jurisdiction as a result of which I have been or am subject to any judgment, decree or final order enjoining any violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  I am a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Option described in Item 5(c) below was granted to William J. White as compensation for services performed for the Issuer. There was no monetary consideration associated with this transaction.

ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of the transaction was to provide compensation to William J. White for services performed for the Issuer. The transaction does not involve any plans or proposals which might be considered to be an extraordinary corporate transaction or which would result in a material change in the business of the Issuer or its corporate structure.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) William J. White owns directly 472,250 shares (9.4% of the Issuer's outstanding shares) which includes 400,000 shares underlying a presently exercisable option.

     (b) William J. White is deemed to have sole beneficial voting and disposition power of the shares. The Reporting Person owns no other shares of the Issuer, directly or indirectly, except as reported herein.

     (c) The purpose of this form is to report that William J. White became a beneficial owner of more than five percent of the no par value common stock of the Issuer because of the following transaction:


                               Page 3 of 5 pages

     On September 16, 1996, the Issuer granted to William J. White a stock option to purchase 400,000 shares of the Issuer's no par value common stock which option became exercisable on September 16, 1996, and will expire on September 16, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 5(c) above, effective September 16, 1996, an Option to purchase 400,000 shares of the Issuer's no par value common stock was granted to William J. White. A copy of the Option Agreement is attached hereto as Exhibit 1.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Option Agreement to Purchase 400,000 shares of common stock.


                               Page 4 of 5 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                   /s/ William J. White
                                   ------------------------------------------
                                   William J. White

                    Date Signed:   January 31, 1997
                                   -----------------------------------------












                               Page 5 of 5 Pages